Filed Pursuant to Rule 433

Registration No. 333-223463

REPUBLIC OF URUGUAY – ANNOUNCEMENT OF TENDER OFFER

FREE WRITING PROSPECTUS

FOR IMMEDIATE RELEASE

Thursday, October 20, 2022

MONTEVIDEO, URUGUAY —

Tender Offer

The Republic of Uruguay (“Uruguay”) announced today the commencement of an offer to purchase for cash (the “Tender Offer”) bonds of each series of Global Bonds listed in the table below (collectively, the “Old Bonds” and each Old Bond, a “series” of Old Bonds) such that the aggregate Purchase Price to be paid for the Old Bonds tendered and accepted for purchase pursuant to the Tender Offer is equal to a maximum purchase amount for each series to be determined by Uruguay in its sole discretion (the “Maximum Purchase Amount”). The terms and conditions of the Tender Offer are set forth in the offer to purchase, dated Thursday, October 20, 2022 (the “Offer to Purchase”).

The Tender Offer is not conditioned upon any minimum participation of any series of Old Bonds but is conditioned, among other things, on the pricing, but not the closing, of the issuance of Uruguay’s U.S. dollar-denominated Global Bonds due 2034 (the “New Bonds”) in an amount, with pricing and on terms and conditions acceptable to Uruguay in its sole discretion, with pricing terms expected to be announced at or around 4:00 p.m., New York time on Thursday, October 20, 2022 (the “New Bonds Offering”).

The Tender Offer will commence at or around 8:00 a.m., New York time, on Thursday, October 20, 2022 and, unless extended or earlier terminated, (i) expire at 12:00 noon, New York time, on Thursday, October 20, 2022 for non-preferred tenders (the “Non-Preferred Tender Period”), and (ii) expire at 2:00 p.m., New York time, on Thursday, October 20, 2022 for preferred tenders (the “Preferred Tender Period”). The settlement of the Tender Offer is scheduled to occur on Thursday, October 27, 2022 (the “Tender Offer Settlement Date”). The purchase price to be paid per U.S.$1,000 principal amount of each series of Old Bonds tendered and accepted pursuant to the Tender Offer will be equal to the fixed price indicated in the table below (the “Purchase Price”). Holders whose Old Bonds (other than the 2027 USD Bonds (as defined below)) are accepted in the Tender Offer will also receive any accrued and unpaid interest from, and including, the last interest payment date for such Old Bonds up to, but excluding, the Tender Offer Settlement Date (the “Accrued Interest”). Accrued Interest for Preferred and Non-Preferred Tender Orders will be payable in cash. Since Uruguay will pay interest on the 2027 USD Bonds on the Settlement Date, the Billing and Delivery Bank will not pay Accrued Interest, but only the Purchase Price, to holders of 2027 USD Bonds whose bonds are validly tendered and accepted pursuant to the Offer.

Old Bonds	Outstanding Principal Amount as of Thursday, October 20, 2022		ISIN	CUSIP	Common Code	Purchase Price (per US$1,000 Principal Amount) (1)
4.500% Global Bonds due 2024 (“2024 USD Bonds”)	US$	673,077,931	US760942AZ58	760942AZ5	096139942	US$	1,001.25
4.375% Global Bonds due 2027 (“2027 USD Bonds”) (2)	US$	1,527,225,004	US760942BB71	760942BB7	131158840	US$	980.00
4.375% Global bonds due 2031 (“2031 USD Bonds”)	US$	2,441,342,673	US917288BK78	917288BK7	193934854	US$	938.75

(1)	In addition, investors will receive Accrued Interest, if applicable, as described above.
(2)

Holders of 2027 USD Bonds whose bonds are validly tendered and accepted pursuant to the Offer will receive Accrued Interest, in the ordinary course from the trustee, on the Settlement Date. Accordingly, the Billing and Delivery Bank will only pay such holders the Purchase Price for the 2027 USD Bonds,

Tender Orders (as defined below) made by holders of Old Bonds who have submitted a corresponding Indication of Interest for the New Bonds prior to the New Bonds Pricing Time will be accepted before any other Tender Orders of such series.

During the Non-Preferred Tender Period or Preferred Tender Period, as applicable, a holder of Old Bonds may place orders to tender Old Bonds (“Tender Orders”) only through one of the Dealer Managers (as defined below). Holders will NOT be able to submit tenders through Euroclear Bank SA/NV (“Euroclear”), Clearstream Banking, société anonyme (“Clearstream”) or the Depository Trust Company (“DTC”) systems. If a holder does not have an account with a Dealer Manager, such holder may place a tender offer through any broker, dealer, commercial bank, trust company, other financial institution or other custodian that it customarily uses that has an account with a Dealer Manager. Your broker must contact one of the Dealer Managers to submit a Tender Order on your behalf.

HSBC Securities (USA) Inc., as the billing and delivering bank for the Tender Offer (in such capacity, the “Billing and Delivering Bank”), will consolidate all Tender Orders and, upon instruction of Uruguay, accept Old Bonds for purchase pursuant to the Tender Offer, subject to proration as described in the Offer to Purchase, at or around 8:00 a.m., New York time, on Friday, October 21, 2022 or as soon as possible thereafter.

The Tender Offer is subject to Uruguay’s right, at its sole discretion and subject to applicable law, to instruct the Billing and Delivering Bank to extend, terminate, withdraw, or amend the Tender Offer at any time. Each of Uruguay and the Billing and Delivering Bank reserves the right, in the sole discretion of each of them, not to accept any Tender Orders for any reason. Tender Orders by a holder of Old Bonds must be in permitted tender amounts as set forth in the Offer to Purchase. Tender Orders that are not for Permitted Tender Amounts will not be accepted.

There is no letter of transmittal or guaranteed delivery procedure in connection with this Tender Offer. If you hold Old Bonds through DTC, they must be delivered to the Billing and Delivering Bank for settlement no later than 3:00 p.m., New York time, on the Tender Offer Settlement Date. If you hold Old Bonds through Euroclear or Clearstream, the latest process you can use to deliver your Old Bonds to the Billing and Delivering Bank is the overnight process, one day prior to the Tender Offer Settlement Date; you may not use the optional daylight process. Failure to deliver Old Bonds on time may result (i) in the cancellation of your tender and in you becoming liable for any damages resulting from that failure, (ii) in the case of Preferred Tenders (a) in the cancellation of any allocation of New Bonds in the New Bonds Offering in respect of your related Indication of Interest and/or (b) in the cancellation of your tender and in your remaining obligation to purchase your allocation of New Bonds in respect of your related indication of interest and/or (iii) in the delivery of a buy-in notice for the purchase of such Old Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities. Any holder whose tender is cancelled will not receive the Purchase Price or Accrued Interest. Holders will not have withdrawal rights with respect to any tenders of Old Bonds in the Tender Offer. Old Bonds accepted for purchase will be settled on a delivery versus payment basis with the Billing and Delivering Bank on the Tender Offer Settlement Date in accordance with customary brokerage practices for corporate fixed income securities.

All Old Bonds that are tendered pursuant to Tender Orders placed through a Dealer Manager and accepted will be purchased by the Billing and Delivering Bank in such amounts as Uruguay shall determine and subject to the terms and conditions of the Offer to Purchase. Only the Billing and Delivering Bank will be liable for the payment of the Purchase Price and Accrued Interest, if applicable, for Old Bonds validly tendered and accepted as instructed by Uruguay. Uruguay will not be liable under any circumstances for any payment of the Purchase Price and Accrued Interest to the holders of Old Bonds tendered in the Tender Offer. The Billing and Delivering Bank shall not be liable for payments to any holder of Old Bonds validly tendered and accepted for purchase if such holder fails to deliver such Old Bonds on or prior to the settlement of the Tender Offer as described in the Offer to Purchase.

The Offer to Purchase may be downloaded from the Information Agent’s website at https://projects.morrowsodali.com/Uruguay or obtained from the Information Agent, Morrow Sodali International LLC., 333 Ludlow Street, South Tower, Stamford, CT 06902 (Email: uruguay@investor.morrowsodali.com, Telephone: +1 203 609 4910 (Stamford) / +44 20 4513 6933 (London), Attention: Debt Services Team, or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Credit Agricole Securities (USA) Inc.

1301 Avenue of the Americas, 17th Floor

New York, New York 10019

United States of America

Attention: Debt Capital

Markets/Liability Management

Toll free: +1 (866) 807-6030

Collect: +1 (212) 261-7802

HSBC Securities (USA) Inc.

452 Fifth Avenue

New York, New York 10018

United States of America

Attention: Global Liability Management Group

Toll Free: +1 (888) HSBC-4LM

Collect: +1 (212) 525-5552

Email: lmamericas@us.hsbc.com

J.P. Morgan Securities LLC 383 Madison Avenue New York, New York 10179 United States of America Attention: Latin America Debt Capital Markets Toll Free: +1 (866) 846-2874 Collect: +1 (212) 834 7279	Santander Investment Securities Inc. 45 East 53rd Street New York, New York 10022 United States of America Attention: Liability Management Group Collect: +1 (212) 940-1442 Toll-free: 1+ (855) 404-3636

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

Uruguay has filed a registration statement (including prospectus supplement and the prospectus) with the SEC for the New Bonds Offering and the issuance of New Bonds. Before you invest, you should read the prospectus in the registration statement and other documents that Uruguay has filed with the SEC for more complete information about Uruguay and such offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

The following additional information of Uruguay is available from the SEC website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312522264247/d392109d18ka.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312522247680/d240498dex1.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312522236338/d303608d18k.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312518072100/d526658dsb.htm

Contact information:

Morrow Sodali International LLC

Attention: Debt Services Team

333 Ludlow Street, South Tower

Stamford, CT 06902

Email: uruguay@investor.morrowsodali.com

Telephone: +1 203 609 4910 (Stamford) / +44 20 4513 6933 (London)

Offer Website: https://projects.morrowsodali.com/Uruguay

Important Notice

This announcement is not an offer to purchase or a solicitation of an offer to sell the Old Bonds. The Tender Offer will be made only by and pursuant to the terms of the Offer to Purchase, as may be amended or supplemented from time to time.

The distribution of materials relating to the New Bonds Offering and the Tender Offer, and the transactions contemplated by the New Bonds Offering and Tender Offer, may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is made only in those jurisdictions where it is legal to do so. The New Bonds Offering and the Tender Offer are void in all jurisdictions where they are prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into your possession, you are required to inform yourself of and to observe all of these restrictions. The materials relating to the New Bonds Offering and the Tender Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

Stabilization/FCA

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended or superseded, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling any securities or otherwise making them available to retail investors in the EEA has been prepared and therefore any offering or selling of any securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

No securities are intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “UK”). For these purposes, (a) a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (“FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) an investor who is not a qualified investor as defined in Article 2 of the UK Prospectus Regulation, and (b) the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling securities or otherwise making them available to retail investors in the UK has been prepared and therefore any offering or selling of securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

The expression “UK Prospectus Regulation” means the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA.

Neither this communication nor any other offer material relating to the Tender Offer is being made, and this communication has not been approved, by an authorized person for the purposes of section 21 of the FSMA. This announcement is for distribution only to persons who (a) are outside the UK; (b) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”); (c) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order; or (d) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

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ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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